SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 11-K

      FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
      SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934





(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended 1995
                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____ to ____

Commission file number ____

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Tracor, Inc. 401(k) Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Tracor, Inc.
                            6500 Tracor Lane
                           Austin, TX   78725
                             (512)926-2800

                      REPORT OF INDEPENDENT AUDITORS

401(k) Savings Plan Committee
Tracor, Inc.
Austin, Texas

We have audited the accompanying statements of assets available for benefits of the Tracor, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in assets available for benefits for the year ended December 31, 1995. These financial statements and the supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 21, 1996                  /s/ Ernst & Young, LLP

Tracor, Inc. 401(k) Savings Plan

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

December 31, 1995 and 1994

                                            1995           1994
                                            ----           ----
     ASSETS
Norwest funds:
   Income Fund                         $ 39,134,424  $  38,576,820
   Conservative Balanced Fund            20,554,918     16,251,684
   Growth Balanced Fund                  34,894,915     24,802,237
   Growth Equity Fund                    54,350,516     37,732,759
   International Equity Fund                266,361             -

Stock Fund                                  687,962             -
                                        -----------    -----------
                                        149,889,096    117,363,500

Loans receivable from participants        5,122,748      3,594,256
Contributions receivable                    801,983        842,512
Interest income receivable                  130,120         83,551
                                        -----------    -----------
   Total assets available for benefits $155,943,947   $121,883,819
                                        ===========    ===========


See notes to financial statements.

Tracor, Inc. 401(k) Savings Plan

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1995


                                                              Conservative    Growth       Growth
                                                    Income    Balanced        Balanced     Equity
                                         Total      Fund      Fund            Fund         Fund
                                        -------     ------    ------------    --------     ------
     ADDITIONS
Contributions, net of forfeitures  $ 22,400,268 $ 5,220,677  $ 2,947,624  $ 5,324,367  $ 8,856,816
Interest and dividend income          4,740,230   2,053,036      912,643      941,808      465,458
Net realized and unrealized
 gain (loss) on investments          17,134,863     188,225    1,729,064    5,366,716    9,924,439
Contributions receivable,
 net change                             (40,529)         -            -            -            -
Interest income receivable,
   net change                            46,569          -            -            -            -
                                    -----------   ---------  -----------   ----------   ----------
     Total additions                 44,281,401   7,461,938    5,589,331   11,632,891   19,246,713

     DEDUCTIONS

Distributions to participants        10,193,131   4,152,246    1,386,712    1,913,292    2,517,908
Administrative expenses                  28,142      12,494        5,448        6,265        3,890
                                    -----------   ---------  -----------   ----------   ----------
     Total deductions                10,221,273   4,164,740    1,392,160    1,919,557    2,521,798

Net borrowings by participants               -     (848,702)    (465,671)    (777,641)  (1,390,695)
Net transfers into (out of) fund             -   (1,890,892)     571,734    1,156,985    1,283,537
                                    -----------   ---------  -----------   ----------   ----------
Net increase in fund                 34,060,128     557,604    4,303,234   10,092,678   16,617,757

Net assets available for benefits
 at beginning of year               121,883,819  38,576,820   16,251,684   24,802,237   37,732,759
                                    -----------  ----------  -----------   ----------   ----------
Net assets available for benefits
 at end of year                    $155,943,947 $39,134,424  $20,554,918  $34,894,915  $54,350,516
                                    ===========  ==========   ==========   ==========   ==========

(Table continued on next page.)

Tracor, Inc. 401(k) Savings Plan

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 1995
(continued)

                                                           Loans
                                  International            Receivable
                                  Equity         Stock     from
                                  Fund           Fund      Participants   Other
                                  -------------  -----     ------------   -----
     ADDITIONS
Contributions, net of forfeitures      $ 13,058    $ 37,726  $       -   $        -
Interest and dividend income              3,584       1,381     362,320           -
Net realized and unrealized
 gain (loss) on investments               4,789     (78,370)         -
Contributions receivable,
 net change                                  -           -           -       (40,529)
Interest income receivable,
   net change                                -           -           -        46,569
                                       --------     -------   ---------    ---------
     Total additions                     21,431     (39,263)    362,320        6,040

     DEDUCTIONS

Distributions to participants                -           -      222,973           -
Administrative expenses                      28          17          -            -
                                       --------     -------   ---------    ---------
     Total deductions                        28          17     222,973           -

Net borrowings by participants             (481)     (3,685)  3,486,875           -
Net transfers into (out of) fund        245,439     730,927  (2,097,730)          -
                                       --------     -------   ---------    ---------
Net increase in fund                    266,361     687,962   1,528,492        6,040

Net assets available for benefits
 at beginning of year                        -           -    3,594,256      926,063
                                       --------     -------   ---------    ---------
Net assets available for benefits
 at end of year                        $266,361    $687,962  $5,122,748     $932,103
                                       ========     =======   =========    =========


See notes to financial statements.


Tracor, Inc. 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

Note A -- Description of the Plan

The following description of the Tracor, Inc. 401(k) Savings Plan
(Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

     Plan Sponsor

The Plan has been adopted by Tracor, Inc. (Plan Sponsor), and certain of its domestic subsidiaries (Participating Employers). The Plan is a contributory defined contribution plan which is optional to all eligible employees. The Plan is administered by the trustee, Norwest Bank (see Note D), under the direction of employees of the Plan Sponsor and Participating Employers (the Committee) who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Participants

Substantially all employees of the Plan Sponsor and Participating
Employers are eligible to participate in the Plan upon their date of hire. Enrollment in the Plan is generally the first day of any month.

     Contributions

Participants may elect to contribute from 1% to 20% of their compensation, as defined by the Plan, limited to $9,240 for 1995. Highly compensated participants, as defined by the Internal Revenue Service (IRS), may be subject to more restrictive maximum limits. Participants are immediately vested in their contributions, as well as Plan earnings. Participant contributions and Plan earnings are not taxable to the participants as income.

The Plan Sponsor and Participating Employers contribute to participant accounts as follows:

     Vitro Corporation 	         2% of pretax income to the
                                 retirement account portion of
                                 the Plan through June 30, 1995
                                 only

     Vitro Corporation	          25% of the participant's
                                 contributions to the 401(k)
                                 portion of the Plan, limited
                                 to 6% of participant's base
                                 salary

     Vitro Services Corporation	 40% of the participant's first
                                 3% of contributions

     Vitro Technical
      Services, Inc.	            4% of the participant's base
                                 salary

     All other subsidiaries	     25% of the participant's
                                 contributions, limited to 6%
                                 of participant's base salary

Vesting for Plan Sponsor and Participating Employer matching contributions occurs over 3 to 4 years for Vitro Corporation and Vitro Services Corporation participants. Vesting for all other participants occurs immediately. Plan Sponsor and Participating Employer contributions totaled $4,562,000 in 1995 and are net of forfeitures of $376,200.

     Investment Options

Contributions made by the participants and by the Plan Sponsor or a Participating Employer may be directed by the participant to any of the six investment options:

Income Fund -- Funds are invested in the Norwest Stable Return
Fund, which invests in fixed income securities, insurance pooled accounts, and individual guaranteed investment contracts (GICs).

Norwest Conservative Balanced Fund -- Funds are invested in common stocks and fixed income instruments.

Norwest Growth Balanced Fund -- Funds are invested in common stocks and intermediate maturity bonds.

Norwest Growth Equity Fund -- Funds are invested in common stocks.

Norwest International Equity Fund -- Funds are invested in high-quality companies based outside the United States whose shares are typically not traded on the major U.S. stock exchanges.

Stock Fund -- Funds are invested in Tracor, Inc. common stock.

     Distributions

Participants are entitled to receive a distribution of their accounts upon reaching age 59-1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump-sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59-1/2 may subject the participant to a 10% federal tax penalty.

Participants may borrow from their Plan account in accordance with provisions of the Plan.

    Termination

Although it has not expressed any intent to do so, the Plan
Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     Administrative Costs

Administrative costs of the Plan of approximately $347,000 were paid by the Plan Sponsor and Participating Employers in 1995.

Note B -- Significant Accounting Policies

     Investments

All pooled account and collective fund investments are valued at the net asset value quoted in an active market as of the last business day of the year. The insurance investment contracts are recorded at contract value and loans receivable from participants are valued at cost which approximates fair value.

     Distributions

Distributions to participants are recorded by the Plan when actual payment is made. Distributions not paid as of the end of the Plan year are included in investments in the Statement of Assets Available for Benefits. At December 31, 1995 and 1994, accounts of former participants were not significant.

     Excess Contributions

Contributions in excess of maximum limits allowed by the IRS are accrued as liabilities. Excess contributions were not significant at December 31, 1995.

    Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

    SOP 94-4

In September 1994, the American Institute of Certified Public Accountants issued Statement of Position No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" (SOP 94-4). SOP
94-4 generally requires all defined contribution plans to report fully benefit responsive investment contracts (as defined) at contract value and all other investment contracts at fair value. The guaranteed investment contracts held by the Plan were entered into before December 31, 1993. Therefore, the Plan is not required to adopt SOP 94-4 until 1996. The effect of its adoption is not expected to be material to the Plan.

Note C -- Federal Income Taxes

The Plan has not received a determination letter from the IRS concerning the Plan's qualification to be exempt from federal income taxes under the Internal Revenue Code (IRC). The Committee believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In September 1995, the Plan requested a determination letter from the IRS.

Note D -- Investments

The Plan's investments are held by a trust fund and are presented in the following table. Investments that represent
5 percent or more of the Plan's assets are separately identified.

                                                   December 31,
                                               1995          1994
                                            ----------     ----------
Investments at fair value as determined
   by quoted market price:

   Norwest Stable Return Fund             $  4,467,223   $  4,775,250

   Norwest Conservative Balanced Fund       20,554,918     16,251,684

   Norwest Growth Balanced Fund             34,894,915     24,802,237

   Norwest Growth Equity Fund               54,350,516     37,732,759

   Other                                     1,008,429             -
                                           -----------    -----------
                                           115,276,001     83,561,930

Investments at cost (estimated fair value):

   Participant loans                         5,122,748      3,594,256

Investments at contract value:

   Bankers Trust Pyramid GIC Fund           18,153,549     17,121,030

   Guaranteed investment contracts          16,459,546     16,680,540
                                           -----------    -----------
                                          $155,011,844   $120,957,756
                                           ===========    ===========

Amounts invested in the guaranteed investment contracts are subject to certain restrictions and penalties if the contracts are terminated or if assets are withdrawn for reasons other than for participant retirement or termination benefits, transfers to other investment funds, or loan withdrawals.

Note E  --  Confederation Life Contract

The Income Fund has a $4,000,000 GIC with Confederation Life Insurance Company (Confederation Life) and the Bankers Trust Pyramid GIC Fund has a $254,150 Confederation Life GIC, together representing approximately 11% of the Income Fund value at December 31, 1995.

On August 12, 1994, U.S. insurance authorities placed the U.S. branch of Confederation Life into a plan of rehabilitation due to the seizure of its parent, Confederation Life of Canada, by federal regulators. Interest accruals were frozen as of August 11, 1994.

Effective June 30, 1995, the Committee segregated that portion of the Income Fund invested in the Confederation Life contract.
After June 30, 1995, additional funds will not be invested in the Confederation Life contract and transfers out of the Confederation Life contract will not be permitted.

The Confederation Life GIC contracts are currently recorded at 100% of the contract values as of August 11, 1994 (including accrued interest earned through such date). While Plan management currently has no reason to believe that the full value of this contract will not ultimately be received, the rehabilitation process and related regulatory proceedings are extremely complex and there can be no assurance that the full contract values can be recovered until such proceedings are completed. The ultimate outcome of such proceedings cannot be determined at this time.

SUPPLEMENTAL SCHEDULES

Tracor, Inc. 401(k) Savings Plan

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1995

                                                                             Fair
    Identity of Issue       Description of Investment          Cost          Value
    -----------------       -------------------------          ----          -----

* Norwest Bank
                             Cash and cash equivalents        113,783       113,783

Mutual funds:

* Norwest Stable             201,680 shares, mutual
     Return Fund             fund, share value $22.15     $ 4,298,501   $ 4,467,223

* Norwest Conservative       1,163,266 shares, mutual
     Balanced Fund           fund, share value $17.67      19,195,908    20,554,918

* Norwest Growth             1,635,955 shares, mutual
     Balanced Fund           fund, share value $21.33      30,175,302    34,894,915

* Norwest Growth             2,057,952 shares, mutual
     Equity Fund             fund, share value $26.41      47,273,127    54,350,516

* Norwest International      14,484 shares, mutual
     Equity Fund             fund, share value $18.39         261,587       266,361
                                                          -----------   -----------

      Total mutual funds                                  101,204,425   114,533,933
                                                          -----------   -----------

* Tracor, Inc.               43,330 shares, common stock,
                             share value $14.50               706,655       628,285

  Bankers Trust Pyramid      GIC, pooled account,
     GIC Fund                matures 4/1/99                18,153,549    18,153,549

  Confederation Life
     Insurance               GIC, 8.5%, matures 1/9/96      3,957,553     3,957,553

  Canada Life Assurance      GAC, 8.75%, matures 1/15/98    3,025,121     3,025,121

  Massachusetts Mutual Life  GAC, 8.41%, matures 12/31/96   5,949,058     5,949,058

  Peoples Security Life      GIC, 8.46%, matures 4/30/98    2,606,885     2,606,885

  Security Life of Denver    GIC, 8.73%, matures 4/30/01      920,929       920,929

* Participant Loans          Various maturities and
                             interest rates: 7 to 11.5%            -      5,122,748
                                                          -----------   -----------

      Total assets held for investment                   $136,637,958  $155,011,844
                                                          ===========   ===========
* Indicates party-in-interest to the Plan


Tracor, Inc. 401(k) Savings Plan

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1995

                                                                                      Current Value
                                                                                      of Asset on
     Identity of                               Purchase       Selling      Cost of    Transaction     Net
     Party Involved    Description of Assets   Price          Price        Asset      Date            Gain
     --------------    ---------------------   --------       -------      -------    --------------  ----

Category (iii)

   Norwest Bank        Commingled trust fund -
                       Stable Return Fund      $ 7,749,160               $7,749,160   $ 7,749,160

   Norwest Bank        Commingled trust fund -
                       Stable Return Fund                    $7,971,389   7,745,521     7,971,389    $225,868

   Norwest Bank        Commingled trust fund -
                       Growth Equity Fund       12,992,634               12,992,634    12,992,634

   Norwest Bank        Commingled trust fund -
                       Growth Balanced Fund      7,787,149                7,787,149     7,787,149

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 1995.

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Tracor, Inc. 401(k) Savings Plan
								Committee



DATE June 28, 1996              By:   /s/ROBERT K. FLOYD

                                Title:Chairman